CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of PolarityTE, Inc. (the “Company”) on Form S-3 to be filed on or about February 8, 2019 of our reports dated January 14, 2019, on our audits of the consolidated financial statements as of October 31, 2018 and 2017 and for each of the years then ended, and the effectiveness of PolarityTE, Inc.’s internal control over financial reporting as of October 31, 2018, which reports were included in the Annual Report on Form 10-K filed January 14, 2019. Our report on the effectiveness of the Company’s internal control over financial reporting as of October 31, 2018 expresses an adverse opinion because of material weaknesses. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3.

/s/ EisnerAmper LLP

EISNERAMPER LLP
Iselin, New Jersey
February 8, 2019